EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	December 1, 2011

Seabridge Gold Revises KSM Permitting Schedule to Accommodate Improved Design

Toronto, Canada – Seabridge Gold reported today that it intends to file its application for permits on its 100% owned KSM project in the 3rd quarter of 2012 in order to reflect project design improvements now nearing completion. The design improvements will be incorporated into a new Preliminary Feasibility Study (“PFS”) which is scheduled for completion in April, 2012. Located in northwestern British Columbia, KSM is Canada`s largest undeveloped gold project.

The design improvements are: (i) a combined open pit and underground panel cave mining scenario for the Mitchell deposit which will substantially reduce the project’s strip ratio and waste rock storage resulting in less environmental impact; (ii) a potential change in project access routes to reflect feedback from the Nisga’a Nation and First Nations. Underground panel caving would reduce the footprint of the proposed mine resulting in less ground disturbance and overall environmental impact. The additional capital and operating costs of an underground operation are expected to be offset by eliminating more than two billion tonnes of waste rock mining and associated haulage roads and waste rock storage as well as reducing the height of pit walls.

The KSM Project is undergoing a joint environmental assessment as mandated by the Canadian Environmental Assessment Act (CEAA) and the British Columbia Environmental Assessment Act (BC EAA). For the past three years, the Seabridge permitting team has conducted extensive community engagement with the Nisga’a Nation, First Nations and public stakeholders to provide information on the project and obtain feedback. Components of this program have included site visits to operating and closed mines similar in size to KSM to highlight proposed project details, site visits to KSM and public meetings. In addition, Seabridge has hosted frequent working group sessions with federal and provincial regulators, aboriginal groups and their technical consultants to review the project in detail as it has evolved. These programs are continuing under the direction of the Seabridge project office in Smithers, British Columbia. In general, public feedback on the project has been positive and input from this consultation process has been used to make design changes.

Seabridge President Rudi Fronk noted that “our aim from the beginning has been to put forward an Environmental Impact Statement that reflects extensive public input and coordinated prior review by both provincial and federal regulators. We think this process has anticipated and removed many of the possible concerns about KSM before applying for permits.  Analysis of development alternatives is a key component of the Canadian environmental assessment process which we believe we have satisfied. That’s why the PFS scheduled for next April is the third such study. The result will be a more refined project design that we believe will stand on its technical merits.”

Environmental studies are being conducted under the leadership of Clem Pelletier, the CEO of Rescan Environmental Services Ltd.  Rescan is an experienced Canadian-based consulting firm offering a wide range of environmental and engineering services to clients around the world. Rescan assists industries, institutions and governments in achieving sound environmental practices for the benefit of present and future generations. Seabridge and Rescan will continue to work closely with federal and provincial regulators to advance KSM through the environmental permitting process and to share information with the Nisga’a Nation, First Nations and public stakeholder groups.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) any potential for the increase of mineral reserves and mineral resources, whether in existing zones or new zones; (iii) the amount of future production; (iv) further optimization of the PFS including metallurgical performance; (v) completion of and submission of an Environmental Impact Statement and permit applications; and (vi) potential for engineering improvements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing further optimizations and potential in exploration programs and proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greaterthan assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2010 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net